UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Tigo Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40710	83-3583873
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

983 University Avenue, Suite B, Los Gatos, California	95032
(Address of principal executive offices)	(Zip Code)

Bill Roeschlein

Chief Financial Officer

(408) 402-0802

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-l under the Securities Exchange Act (17 CFR240.13p-l) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Tigo Energy, Inc. (together with its subsidiaries, “Tigo” or the “Company”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”). We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, we have provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD and not that required under paragraph (c). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Form SD, unless otherwise defined herein.

The Rule generally provides that a company must file a specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of a company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin, and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under the Rule regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Conflict Minerals Policy

We have adopted a Conflict Minerals Policy which outlines our commitment to comply with our obligations as a public company under the Rule and regulations regarding “conflict minerals” and our expectation that our suppliers support our efforts to identify the origin of “conflict minerals” used in our products. Our Conflict Minerals Policy is available at https://www.tigoenergy.com/documents/tigo-energy-conflict-minerals-policy.

Description of Company Products

We have served the solar energy industry with advanced power electronics, including the manufacturing and development of our Module Level Power Electronics (“MLPEs”), which provide solar panel power optimization and rapid shutdown, since our inception in 2007. We also provide GO Energy Storage Solutions (“GO ESS”), which provide solar energy storage management capabilities and an Energy Intelligence (“EI”) platform, which provides monitoring and energy demand forecasting capabilities.

In connection with our contract manufacturing activities associated with our MLPEs, we concluded that 3TGs are necessary to the functionality or production of our MLPEs which we contract to manufacture by third parties.

Reasonable Country of Origin Inquiry

For our MLPEs, we conducted in good faith a reasonable country of origin inquiry that we believe was reasonably designed to determine whether any 3TG necessary to the functionality or production of these materials or products originated in the Covered Countries or was not from recycled or scrap sources.

The Company’s supply chain with respect to MLPEs is complex, and there are many third parties in the supply chain between our direct third-party manufacturers of the MLPEs and the original sources of the 3TGs. The Company does not purchase 3TGs directly from mines, smelters or refiners. The Company must therefore rely on its third-party manufacturers to provide information regarding the origin of the 3TGs that are necessary to the functionality or production of the MLPEs.

To this end, the Company reached out to each of its three third-party manufacturers that manufacture its MLPEs to request a completed Conflict Minerals Reporting Template (“CMRT”) published by the Responsible Minerals Initiative (“RMI”), and all three manufacturers provided completed CMRTs to the Company. The Company also engaged a third-party service provider to assist in the review of the completed CMRTs as part of its reasonable country of origin inquiry.

The responses to the Company’s inquiry can be grouped into the three categories identified below:

(1)	The supplier represented to our third-party manufacturer that its products do not contain 3TGs from the Covered Countries.

(2)	The supplier represented to our third-party manufacturer that its products do contain 3TGs, but the 3TGs are sourced from a smelter or refiner that is identified as conformant based on a review of the smelters or refiners included in the RMI’s Responsible Minerals Assurance Process, the London Bullion Market Association and the Responsible Jewelry Council.

(3)	The supplier represented to our third-party manufacturer that its products do contain 3TGs, but the supplier is unable to identify the source of the 3TGs or the status of the smelters or refiners (if any).

Based on this reasonable country of origin inquiry, the Company has reason to believe that certain of its necessary 3TGs contained in its MLPEs may have originated in a Covered Country and are not from recycled or scrap sources.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

A copy of this Form SD is also posted to the Company’s website at: https://investors.tigoenergy.com/financials-filings/sec-filings.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 – Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Tigo Energy, Inc.
(Registrant)

By:	/s/ Bill Roeschlein	Date: May 29, 2026
Name	Bill Roeschlein
Title:	Chief Financial Officer

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